Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(USD in thousands)	2016	2015	2014	2013	2012
Earnings:
Pre-tax income	61,087	40,383	27,407	17,891	2,006
Add: Fixed charges	20,867	17,451	15,271	10,773	13,471
Add: Amortization of capitalized interest	827	827	827	827	827
Less: Interest capitalized	—	—	—	—	—
Earnings	82,781	58,661	43,505	29,491	16,304
Fixed charges:
Interest expense	19,669	16,302	12,250	9,032	12,489
Interest capitalized	—	—	—	—	—
Amortization of debt issuance cost and capitalized expenses related to indebtedness	1,198	1,149	3,021	1,741	982
Fixed charges	20,867	17,451	15,271	10,773	13,471
Earnings to fixed charges ratio	3.97x	3.36x	2.85x	2.74x	1.21x